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Contact: Carolyn Schwartz (investment community)   Jeffrey Lettes (editorial/media)
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APPLIED MATERIALS ANNOUNCES RESULTS
FOR SECOND FISCAL QUARTER 2003
New Orders of $971 Million; Net Sales of $1.11 Billion

SANTA CLARA, Calif., May 13, 2003 -- Applied Materials, Inc., the world's largest supplier of wafer fabrication solutions to the semiconductor industry, reported results for its second fiscal quarter ended April 27, 2003. Net sales were $1.11 billion, up five percent from $1.05 billion from the first fiscal quarter of 2003, and down four percent from $1.16 billion for the second fiscal quarter of 2002. The net loss for the second fiscal quarter of 2003 was $62 million, or $0.04 per share, compared to a loss of $66 million, or $0.04 per share, for the first fiscal quarter of 2003, and down from net income of $52 million, or $0.03 per share reported for the second fiscal quarter of 2002. The initiation of the 2003 Realignment Plan (the "Plan") resulted in the reported net loss for the second fiscal quarter of 2003.

Gross margin for the second fiscal quarter of 2003 was 33.7 percent, down from 37.0 percent for the first fiscal quarter of 2003 and 40.0 percent for the second fiscal quarter of 2002.

On March 17, 2003, Applied Materials announced the Plan to realign the company's infrastructure with current business conditions. The Plan consists of two major elements: first, restructuring actions (including consolidation of facilities and a reduction in work force); and second, refocused product development and cost reduction programs. Both parts of the Plan will result in charges to income across multiple categories, as incurred. During the second fiscal quarter of 2003, the company began implementing the Plan, resulting in charges of $151.7 million. If the charges under the Plan had been excluded from the results reported above, the company would have reported gross margin of 38.1 percent and $44.8 million of net income or $0.03 per share on an ongoing basis.

New orders of $971 million for the second fiscal quarter of 2003 decreased four percent from $1.02 billion from the first fiscal quarter of 2003, and decreased 42 percent from $1.69 billion for the second fiscal quarter of 2002. Regional distribution of new orders for the second fiscal quarter of 2003 was: Japan 28 percent, Europe 25 percent, North America 23 percent, Korea 12 percent, Taiwan seven percent, and Southeast Asia and China five percent. Backlog at the end of the second fiscal quarter of 2003 decreased to $2.76 billion from $3.05 billion at the end of the first fiscal quarter of 2003.

"We achieved our financial objectives for the second fiscal quarter despite challenging market conditions," said James C. Morgan, chairman of Applied Materials. "We believe that the Plan, which began during the quarter, will improve the company's cost structure and enable greater strategic focus on partnering with our customers to address their technology challenges as they move to 300mm wafers, smaller chip design geometries, and new materials.

"Semiconductor manufacturers remain cautious but continue to invest in advanced technologies, as they balance their need to develop the most advanced process capabilities with the uncertainties in the global economy and the impact of near-term weakness in chip demand. We believe that Applied Materials' strategic investment in product and service solutions, as well as our process integration expertise, strongly position the company for growth as the economy and capital spending levels improve.

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"With the addition of Mike Splinter, as president and CEO, I am confident that our seasoned management team, together with our technological capabilities, global infrastructure and financial strength, uniquely position Applied Materials to rapidly respond to the opportunities ahead."

Reconciliations of reported results of operations under U.S. Generally Accepted Accounting Principles (GAAP) to the pro forma amounts have been included as a supplement to this press release. Due to the amount of costs incurred with realignment activities, Applied Materials believes that reconciliation to ongoing operations facilitates meaningful comparison with prior periods. To supplement the consolidated financial statements prepared under GAAP, the company uses a pro forma measure of net income that is GAAP net income, adjusted to exclude costs of the Plan. The company believes that pro forma net income reports baseline performance before costs of the Plan. In addition, pro forma net income is the primary indicator management uses to plan and forecast future periods. These measures are not in accordance with, or are an alternative for GAAP, and may be materially different from pro forma methods of accounting and reporting used by other companies. Pro forma net income is computed by adjusting GAAP net income with the impact of restructuring and realignment activities. The presentation of this additional information should not be considered as a substitute for net income prepared in accordance with GAAP.

This press release contains certain forward-looking statements, including, but not limited to, those relating to the impact of the Plan, the company's strategic position and the semiconductor equipment and semiconductor industries' outlook. These forward-looking statements are based on management's estimates, projections and assumptions as of the date hereof. Forward-looking statements may contain words such as "expects," "anticipates," "believes," "may," "should," "will," "estimates," "forecasts," or similar expressions, and include the assumptions that underlie such statements. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to: the company's ability to implement the Plan according to the timetable and to the extent anticipated; the impact of the Plan on the company's net sales and profitability; the company's ability to maintain effective cost controls and to timely align its cost structure with market conditions; the length and severity of the economic and industry downturn; changes in management; geopolitical uncertainties; changes in opportunities for growth; changes in demand for electronic products and semiconductors; customer capacity requirements, including capacity utilizing the latest technology; changes in the timing and amount of customers' capital spending for new technology; the company's ability to develop, deliver and support a broad range of products and services on a timely basis; the company's successful and timely development of new markets, products, processes and services and other risks described in Applied Materials' Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission. The company assumes no obligation to update the information in this press release.

Applied Materials will be discussing its second fiscal quarter results, along with its outlook for the third fiscal quarter of 2003, on a conference call today beginning at 1:30 p.m. Pacific Time. A webcast of the conference call will be available on Applied Materials' web site under the "Investors" section.

Applied Materials (Nasdaq: AMAT), the largest supplier of products and services to the global semiconductor industry, is one of the world's leading information infrastructure providers. Applied Materials enables Information for Everyone™ by helping semiconductor manufacturers produce more powerful, portable and affordable chips.

Applied Materials' web site is http://www.appliedmaterials.com.

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APPLIED MATERIALS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended		Six Months Ended	
(In thousands, except per share amounts)	April 28, 2002	April 27, 2003	April 28, 2002	April 27, 2003
Net sales	$1,156,472	$1,107,177	$2,156,932	$2,161,386
Cost of products sold	693,732	734,403	1,308,740	1,398,230
Gross margin	462,740	372,774	848,192	763,156
Operating expenses:				
Research, development and engineering	256,879	232,438	503,678	475,643
Marketing and selling	90,084	83,568	173,888	175,785
General and administrative	76,415	78,198	146,458	150,999
Restructuring, asset impairments and other charges*	–	92,731	85,479	192,069
Income/(loss) from operations	39,362	(114,161)	(61,311)	(231,340)
Interest expense	11,097	12,217	23,088	23,559
Interest income	45,537	38,256	93,669	73,628
Income/(loss) before income taxes	73,802	(88,122)	9,270	(181,271)
Provision/(benefit) for income taxes	21,772	(25,996)	2,735	(53,475)
Net income/(loss)	$ 52,030	$ (62,126)	$ 6,535	$ (127,796)
Earnings/(loss) per share:				
Basic	$ 0.03	$ (0.04)	$ –	$ (0.08)
Diluted	$ 0.03	$ (0.04)	$ –	$ (0.08)
Weighted average number of shares:				
Basic	1,643,317	1,655,927	1,639,871	1,652,981
Diluted	1,719,777	1,655,927	1,708,669	1,652,981

* The Company's reported results of operations for the second fiscal quarter of 2003 included a pre-tax restructuring charge for employee-related costs, impairment of certain assets and facilities consolidation costs associated with the 2003 Realignment Plan previously announced on March 17, 2003.

APPLIED MATERIALS, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS*

(In thousands)	October 27, 2002	April 27, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,284,791	$ 1,427,621
Short-term investments	3,644,735	3,792,123
Accounts receivable, net	1,046,016	742,063
Inventories	1,273,816	1,114,726
Deferred income taxes	565,936	578,153
Other current assets	257,499	204,402
Total current assets	8,072,793	7,859,088
Property, plant and equipment, net	1,764,937	1,661,988
Other assets	387,035	402,819
Total assets	$10,224,765	$ 9,923,895
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 40,323	$ –
Current portion of long-term debt	9,453	9,821
Accounts payable and accrued expenses	1,348,156	1,256,126
Income taxes payable	103,524	10,967
Total current liabilities	1,501,456	1,276,914
Long-term debt	573,853	570,153
Deferred income taxes and other liabilities	129,807	138,906
Total liabilities	2,205,116	1,985,973
Stockholders' equity:		
Common stock	16,480	16,574
Additional paid-in capital	2,022,546	2,041,467
Retained earnings	5,962,014	5,834,218
Accumulated other comprehensive income	18,609	45,663
Total stockholders' equity	8,019,649	7,937,922
Total liabilities and stockholders' equity	$10,224,765	$ 9,923,895

* Amounts as of April 27, 2003 are unaudited. Amounts as of October 27, 2002 are from the October 27, 2002 audited financial statements.

APPLIED MATERIALS, INC.
SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS – ONGOING BASIS
(UNAUDITED)

		Three Months Ended				
	April 28, 2002			April 27, 2003		
(In thousands, except per share amounts)	Reported[1]	Special Items[2]	Ongoing Results	Reported[1]	Special Items[3]	Ongoing Results
Net sales	$1,156,472	$ –	$1,156,472	$1,107,177	$ –	$1,107,177
Cost of products sold	693,732	–	693,732	734,403	(49,000) (a)	685,403
Gross margin	462,740	–	462,740	372,774	49,000	421,774
Operating expenses:						
Research, development and engineering	256,879	–	256,879	232,438	(10,000) (b)	222,438
Marketing and selling	90,084	–	90,084	83,568	–	83,568
General and administrative	76,415	–	76,415	78,198	–	78,198
Restructuring, asset impairments and other charges	–	–	–	92,731	(92,731) (c)	–
Income/(loss) from operations	39,362	–	39,362	(114,161)	151,731	37,570
Interest expense	11,097	–	11,097	12,217	–	12,217
Interest income	45,537	–	45,537	38,256	–	38,256
Income/(loss) before income taxes	73,802	–	73,802	(88,122)	151,731	63,609
Provision/(benefit) for income taxes	21,772	–	21,772	(25,996)	44,761 (d)	18,765
Net income/(loss)	$ 52,030	$ –	$ 52,030	$ (62,126)	$106,970	$ 44,844
Earnings/(loss) per share:						
Basic	$ 0.03	$ –	$ 0.03	$ (0.04)	$ 0.06	$ 0.03
Diluted	$ 0.03	$ –	$ 0.03	$ (0.04)	$ 0.06	$ 0.03
Weighted average number of shares:						
Basic	1,643,317	1,643,317	1,643,317	1,655,927	1,655,927	1,655,927
Diluted	1,719,777	1,719,777	1,719,777	1,655,927	1,681,571	1,681,571

[1] Reported results of operations are presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

[2] There were no special item adjustments to reported results of operations for the second fiscal quarter of 2002. Therefore, ongoing results are equal to reported results of operations.

[3] Special items for the second fiscal quarter of 2003 consisted of the following:

(a) Charges to cost of products sold for inventory deemed to be excess as a result of refocused product efforts initiated under the 2003 Realignment Plan.

(b) Charges to research, development and engineering expense for laboratory tool write-offs associated with refocused product efforts initiated under the 2003 Realignment Plan.

(c) Restructuring, asset impairments and other charges consist of employee-related costs, impairment of certain assets and facilities consolidation costs associated with the 2003 Realignment Plan.

(d) Pro forma tax provision for the tax effect of special items.

APPLIED MATERIALS, INC.
SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS – ONGOING BASIS
(UNAUDITED)

				Six Months Ended			
	April 28, 2002			April 27, 2003			
(In thousands, except per share amounts)	Reported[1]	Special Items[2]	Ongoing Results	Reported[1]	Special Items[3]		Ongoing Results
Net sales	$2,156,932	$ –	$2,156,932	$2,161,386	$ –		$2,161,386
Cost of products sold	1,308,740	–	1,308,740	1,398,230	(49,000)	(c)	1,349,230
Gross margin	848,192	–	848,192	763,156	49,000		812,156
Operating expenses:							
Research, development and engineering	503,678	–	503,678	475,643	(10,000)	(d)	465,643
Marketing and selling	173,888	–	173,888	175,785	–		175,785
General and administrative	146,458	–	146,458	150,999	–		150,999
Restructuring, asset impairments and other charges	85,479	(85,479) (a)	–	192,069	(192,069)	(e)	–
Income/(loss) from operations	(61,311)	85,479	24,168	(231,340)	251,069		19,729
Interest expense	23,088	–	23,088	23,559	–		23,559
Interest income	93,669	–	93,669	73,628	–		73,628
Income/(loss) before income taxes	9,270	85,479	94,749	(181,271)	251,069		69,798
Provision/(benefit) for income taxes	2,735	25,216 (b)	27,951	(53,475)	74,065	(f)	20,590
Net income/(loss)	$ 6,535	$ 60,263	$ 66,798	$ (127,796)	$ 177,004		$ 49,208
Earnings/(loss) per share:							
Basic	$ –	$ 0.04	$ 0.04	$ (0.08)	$ 0.11		$ 0.03
Diluted	$ –	$ 0.04	$ 0.04	$ (0.08)	$ 0.11		$ 0.03
Weighted average number of shares:							
Basic	1,639,871	1,639,871	1,639,871	1,652,981	1,652,981		1,652,981
Diluted	1,708,669	1,708,669	1,708,669	1,652,981	1,681,846		1,681,846

[1] Reported results of operations are presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

[2] Special items for the six months ended April 28, 2002 consisted of the following:

(a) Restructuring consisting of employee-related costs, consolidation of facilities and other costs totaling approximately $77 million, and in-process research and development expense in connection with its acquisitions of Schlumberger's electron-beam wafer inspection business and Global Knowledge Services, Inc. totaling approximately $8 million.

(b) Pro forma tax provision for the tax effect of special items.

[3] Special items for the six months ended April 27, 2003 consisted of the following:

(c) Charges to cost of products sold for inventory deemed to be excess as a result of refocused product efforts initiated under the 2003 Realignment Plan.

(d) Charges to research, development and engineering expense for laboratory tool write-offs associated with refocused product efforts initiated under the 2003 Realignment Plan.

(e) Restructuring, asset impairments and other charges consist of employee-related costs, impairment of certain assets and facilities consolidation costs associated with the 2003 Realignment Plan and restructuring activities for the first fiscal quarter of 2003.

(f) Pro forma tax provision for the tax effect of special items.